As filed with the Securities and Exchange Commission on September 13, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PICTURETEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**04-2835972**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

100 Minuteman Road
Andover, Massachusetts 01810
(978) 292-5000
(Address of principal executive offices, including zip code)

W. Robert Kellegrew, Jr., Esq.
Vice President, General Counsel and Treasurer PictureTel Corporation
100 Minuteman Road
Andover, MA 01810 (978) 292-5000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Howard K. Fuguet, Esq.
Ropes & Gray
One International Place
Boston, Massachusetts 02110
(617) 951-7000
(617) 951-7050 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class Securities to be registered	Amount to be Registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Series B Preference Stock, $.01 Par Value	8,400,000	—	—
Common Stock, $.01 Par Value (Preferred Stock Purchase Rights (3))	8,400,000	$66,281,040.00	$17,498.19

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(2) This fee is based on our best estimate of the market value of the securities. There is no established market for the Series B Preference Stock. Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low sale prices per share of the Common Stock of PictureTel on the Nasdaq National Market on September 8, 2000.

(3) Pursuant to the Company's Rights Agreement, one right to purchase a unit of preferred stock of the Company (each a "Preferred Stock Purchase Right" or "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion
September 13, 2000

PictureTel Corporation
8,400,000 Shares Series B Preference Stock
8,400,000 Shares Common Stock
(Issued on Conversion of the Series B Preference Stock)

This Prospectus relates to 8,400,000 shares of the Series B Preference Stock of PictureTel Corporation. This Prospectus also relates to 8,400,000 shares of PictureTel's common stock, into which the Series B Preference Stock is convertible. Certain stockholders of PictureTel Corporation listed below may offer and sell under this prospectus up to 8,400,000 shares of PictureTel Series B Preference Stock or may convert such Series B Preference Stock into 8,400,000 shares of common stock (which amount may be adjusted to account for anti-dilution protections, stock splits and the like). Pursuant to our Rights Agreement, one right to purchase a unit of junior preference stock is deemed to be delivered with each share of common stock issued by PictureTel.

The Series B Preference Stock described in this prospectus was initially issued by us in a private placement on July 24, 2000. You should read this prospectus and any prospectus supplement carefully before you invest.

The common stock of PictureTel is listed on the Nasdaq National Market ("NNM") under the symbol "PCTL". On September 8, 2000, the last reported sale price for the Common Stock of PictureTel on the NNM was $8.00 per share. There is no established market for the Series B Preference Stock.

The securities may be sold directly to investors, through agents designated from time to time or to or through underwriters or dealers. See the "Plan of Distribution" section of this prospectus. If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters any applicable commissions or discounts will be set forth in a prospectus supplement.

Before purchasing shares of PictureTel stock you should carefully review the Risk Factors section of our Quarterly Report on Form 10-Q for the Quarter ended July 1, 2000, filed with the Securities and Exchange Commission on August 15, 2000 (as such Risk Factors may be amended in any Report subsequently filed with the Securities and Exchange Commission).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2000.

TABLE OF CONTENTS

	Page
WHERE YOU CAN FIND MORE INFORMATION	3
FORWARD-LOOKING INFORMATION	3
THE COMPANY	4
USE OF PROCEEDS	4
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	4
DESCRIPTION OF CAPITAL STOCK	5
SELLING STOCKHOLDERS	6
PLAN OF DISTRIBUTION	7
LEGAL OPINIONS	8
EXPERTS	8

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Our Quarterly Report on Form 10Q/A for the Quarter ended April 1, 2000 and our Quarterly Report on Form 10-Q for the Quarter ended July 1, 2000, as filed with the SEC on August 14, 2000 and August 15, 2000, respectively;

2. Our Annual Report on Form 10-K/A for the 12-month period ended December 31, 1999, as filed with the SEC on August 15, 2000;

3. Our Proxy Statement as filed with the SEC on April 27, 2000; and

4. Our Current Reports on Form 8-K as filed with the SEC on May 23, 2000, July 18, 2000, and July 31, 2000.

5. Description of our common stock contained in our Registration Statement on Form 8A, filed April 24, 1985, as amended by Form 8-A/A filed July 31, 2000.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

PictureTel Corporation
100 Minuteman Road
Andover, Massachusetts 01810
Attention: General Counsel
(978) 292-5000

This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized nor have any of the selling stockholders authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements that involve substantial risks and uncertainties and fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," "predicts," "potential," "continue" and similar expressions whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

THE COMPANY

PictureTel is a world leader in developing, manufacturing and marketing a full range of visual and audio collaboration solutions. Visual collaboration employs videoconferencing, video streaming and data collaboration technologies to facilitate productive meeting environments that may incorporate video, audio, and real-time and archived multimedia data. Our products and services enable businesses, schools, medical facilities, government and other organizations to eliminate the barrier of distance so they can work together more effectively. PictureTel markets a complete line of videoconferencing systems, multi-location servers, peripheral equipment and a full suite of enterprise-wide services.

We are organized into three distinct business segments, each responsible for its own profitability. The business segments are videoconferencing products, videoconferencing services, and audioconferencing products.

We informed analysts on August 1, 2000 that we estimated revenues for the third quarter to be between $70 million and $78 million, with fourth quarter revenues of $75 million to $83 million. PictureTel executives also indicated they expect to reduce losses in the third quarter by 25% to 50% as compared to the second quarter of 2000, and, in the fourth quarter, to cut an additional 50% from the third quarter loss. PictureTel expects to be profitable in the first quarter of 2001. These estimates are exclusive of restructuring or similar charges and are subject to the qualifications set forth above under "Forward-Looking Information".

Our principal executive offices are located at 100 Minuteman Road, Andover, MA 01810, and our telephone number is (978) 292-5000.

USE OF PROCEEDS

All net proceeds from the sale of the shares of PictureTel Series B Preference Stock and common stock issuable on conversion thereof will go to the stockholders who offer and sell them. We will not receive any proceeds from this offering.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands of dollars)

The following table presents our historical ratios of earnings to fixed charges and preferred dividends for the periods indicated:

| | Year Ended December 31, | | | | | Six Months Ended July 1, |
	1995	1996	1997	1998	1999	2000
Ratio of earnings to fixed charges (a)	7.3	8.7	(c)	(c)	(d)	(c)
Ratio of earnings to fixed charges and preferred stock dividends (b)	7.3	8.7	(c)	(c)	(d)	(c)

(a) The ratio of earnings to fixed charges is computed by dividing net income (loss) before income taxes and fixed charges, by fixed charges.

(b) The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing net income (loss) before income taxes and fixed charges, by fixed charges and preferred stock dividend requirements.

(c) Due to PictureTel's losses in these periods, the ratio coverage was less than 1:1. Additional earnings of $55,490, $19,898 and $60,185 would have been needed for the years ended 1997, 1998 and the six months ended July 1, 2000, respectively, to achieve a coverage ratio of 1:1.

(d) Included in earnings for 1999 was a nonrecurring gain of $8,495 before taxes relating to the third quarter sale of RealNetworks as disclosed in Note 5 of our consolidated financial statements. If such sale had not occurred, the total additional earnings needed to achieve a 1:1 coverage ratio of earnings to fixed charges and earnings to fixed charges and preferred stock dividends would have been $88,637 and $94,576, respectively.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 80,000,000 shares of common stock and 15,000,000 shares of preferred stock, which may be issued in one or more series. Our board of directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock. Our board of directors has created three series of preferred stock to date, including 4,500,000 shares of Series A Preference Stock, 9,000,000 shares of Series B Preference Stock and 800,000 shares of Junior Preference Stock.

Conversion and Dividends

The shares of Series B Preference Stock being registered by this Registration Statement are entitled to a cumulative 8% preferred dividend, payable when and if declared, and thereafter to participating dividend rights with the common stock and our Series A Preference Stock.

At any time after October 13, 2000, each share of Series B Preference Stock will be convertible, at the option of the holder thereof, into common stock. The number of shares of common stock into which each share of Series B Preference Stock will be converted will be equal to $2.50 divided by the Conversion Price of such share (the "Conversion Price"). The initial Conversion Price for each share of Series B Preference Stock is $2.50. If PictureTel issues additional shares of common stock (subject to certain exceptions) without consideration or for less than the Conversion Price then in effect, the Conversion Price for such Series B Preference Stock shall be reduced, concurrently with such issue, according to a weighted-average anti-dilution formula. The Conversion Price will also be adjusted to account for stock splits and the like.

The Series A Preference Stock is convertible into the same number of shares of our common stock (subject to stock splits, weighted average anti-dilution protection and the like) and is entitled to non-cumulative dividends, payable when and if declared, at the rate of six percent (6%) of the initial per share purchase price paid for such shares upon issuance, and thereafter to participating dividend rights with the common stock and the Series B Preference Stock.

All dividends, when and if declared on the common stock, will be declared and paid at the same rate per share on all shares of common stock.

Liquidation

In the event of the liquidation, dissolution or winding up of the affairs of PictureTel, each share of Series B Preference Stock will have a liquidation preference of $2.50 per share, plus any cumulative but unpaid dividends thereon. The Series A Preference Stock is entitled to a liquidation preference equal to $6.81 per share, together with any declared but unpaid dividends. After payment of the liquidation preference on all preferred stock, the preferred stock and the common stock will participate ratably in all liquidating distributions of the net assets available for distribution. A merger or consolidation of PictureTel, or a sale of its common stock in any single transaction, or series of related transactions, in any such case in which its stockholders do not retain sufficient voting power to direct the affairs of the surviving corporation, or a sale of all or substantially all of PictureTel's assets, are each deemed to be a liquidation, dissolution or winding up of PictureTel for purposes of the Series B Preference Stock. A merger or consolidation of PictureTel, or a sale of its common stock in any single transaction, or series of related transactions, in any such case in which its stockholders do not retain a majority of the voting power in the surviving corporation, or a sale of all or substantially all of PictureTel's assets, are each deemed to be a liquidation, dissolution or winding up of PictureTel for purposes of the Series A Preference Stock.

No Redemptions

None of the Series A Preference Stock, the Series B Preference Stock or the common stock are redeemable. The repurchase of the Series A Preference Stock or the Series B Preference Stock by PictureTel while there is any arrearage in the payment of dividends is not restricted.

Voting Rights

The holders of common stock are entitled to one vote per share. The Series A Preference Stock and the Series B Preference Stock have no voting rights, except as required by law and as specified below. Following the conversion of the Series B Preference Stock or Series A Preference Stock into common stock, the common stock so issued shall be entitled to one vote per share.

So long as any shares of Series B Preference Stock are outstanding, PictureTel will not, without first obtaining the affirmative vote or written consent of the holders of not less than 66⅔% of the outstanding Series B Preference Stock, take any of the following actions: (i) any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preference Stock; (ii) any action that authorizes, creates or issues shares of any class of stock having preferences superior to or on a parity with the Series B Preference Stock; (iii) any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Series B Preference Stock; (iv) any amendment of PictureTel's certificate of incorporation that adversely affects the rights of the Series B Preference Stock; or (v) the declaration or payment of a dividend on the common stock other than a dividend payable solely in shares of common stock, and except when otherwise paid in accordance with the Certificate of Designations, Preferences and Other Rights of the Series B Preference Stock.

So long as any shares of Series A Preference Stock remain outstanding, PictureTel may not, without the approval of not less than a majority of the outstanding shares of the Series A Preference Stock, take any action (including, without limitation, any repeal, amendment or modification to the certificate of incorporation or the bylaws of PictureTel) that alters or changes any of the rights, privileges and preference of the Series A Preference Stock.

Registration and Participation Rights

PictureTel issued the Series B Preference Stock in connection with a Stock Purchase and Investors Rights Agreement (the "2000 Stock Purchase Agreement"), dated July 13, 2000 and amended on July 24, 2000, a copy of which was filed, by incorporation by reference, as an exhibit to the Registration Statement of which this Prospectus is a part. This agreement provides each existing shareholder of the Series B Preference Shares with certain registration rights and the right to purchase its pro rata share of all new common stock, preference stock, or other voting securities issued by PictureTel. Such registration rights and participation rights are only transferable to subsidiaries of the existing shareholders or to a transferee who purchases twenty percent (20%) or more (subject to stock splits and the like) of the Series B Preference Stock originally issued to each investor on July 24, 2000. The Series A Preference Stock is entitled to certain registration rights and participation rights pursuant to a Stock Purchase and Investor Rights Agreement dated January 19, 1999.

SELLING STOCKHOLDERS

The selling stockholders acquired their shares of PictureTel Series B Preference Stock in connection with the 2000 Stock Purchase Agreement in which PictureTel agreed to register the Series B Preference Stock and the common stock issuable on conversion of the Series B Preference Stock and to use all reasonable commercial efforts to keep the registration statement effective for one (1) year following the effective date of the registration statement. Registration of the these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

The shares listed below represent all of the shares that each selling stockholder currently beneficially owns, the number of shares each of them may offer and the number of shares each of them will own after the offering assuming they sell all of the shares. The percentage ownership of each class of stock represented by the existing shareholdings of each selling stockholder is also shown below.

Selling Stockholder	Series B Preference Shares Beneficially Owned and Ownership Percentage Prior to Offering	Shares Beneficially Owned and Ownership Percentage After Offering(1)	Common Stock Beneficially Owned and Ownership Percentage Prior to Offering	Shares Beneficially Owned and Ownership Percentage After Offering (2)
Intel Corporation..............	3,800,000 (43.49%)	—	8,278,708 (16.81%)	4,478,708 (9.86%)
State of Wisconsin Investment Board	3,800,000 (43.49%)	—	8,507,000 (19.00%)	4,707,000 (10.51%)
Halpern Denny Fund II, L.P. ...	800,000 (9.16%)	—	800,000 (1.92%)	—

(1) Assumes that all shares of Series B Preference Stock held by the selling shareholders and being offered under this prospectus are sold.

(2) Assumes that all shares of Series B Preference Stock held by the selling stockholders are converted into common stock, that all such shares are sold under this prospectus, and that the selling shareholders acquire no additional shares of common stock before the completion of this offering. If common stock is offered following conversion of the Series B Preference Stock, the number of shares being offered may be adjusted to account for stock splits and the like, in addition to anti-dilution protection.

PLAN OF DISTRIBUTION

PictureTel is registering the shares on behalf of the selling stockholders. "Selling stockholders", as used in this prospectus, includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

PictureTel will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public by the selling stockholders other than fees, discounts and commissions of underwriters, dealers or agents, if any. We also have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The selling stockholders may offer their shares of our Series B Preference Stock and common stock at various times in one or more of the following transactions:

- in the over-the-counter market;

- in private transactions other than in the over-the-counter market;

- in connection with short sales of the shares of PictureTel common stock;

- by pledge to secure debts and other obligations;

- in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

- in a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The selling stockholders may sell directly to purchasers or may use agents, underwriters or broker-dealers to sell their shares. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

LEGAL OPINIONS

For the purpose of this offering, Ropes & Gray, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10K/A of PictureTel Corporation for the year ended December 31, 1999, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements and an explanatory paragraph relating to the restatement of the classification of preferred stock as described in Note 17 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

SEC registration fee	$17,498.19
Nasdaq Filing Fees	17,500.00
Legal fees and expenses*	25,000.00
Printing Expenses*	10,000.00
Accounting fees and expenses*	23,000.00
Total Expenses	$92,998.19

* Estimated

Item 15.   Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Our Third Restated Certificate of Incorporation provides that our Directors shall not be personally liable to PictureTel or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined.

PictureTel has a liability insurance policy in effect which covers certain claims against any officer or director of PictureTel by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his or her capacity as an officer or director.

Item 16. Exhibits

4.1 Third Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 1992).

4.1.1 Certificate of Designation, Preferences and Other Rights of the Series A Preference Stock of PictureTel Corporation, consisting of an Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 4, 1999).

4.1.2 Form of Series A Preference Stock Certificate.

4.1.3 Certificate of Decrease of the Series A Preference Stock, dated July 17, 2000.

4.1.4 Certificate of Designation, Preferences and Other Rights of the Series B Preference Stock of PictureTel Corporation, consisting of an Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 2 to Registrant's Current Report on Form 8-K filed on July 31, 2000).

4.1.5 Form of Series B Preference Stock Certificate.

4.2 Amended and Restated By-laws (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed September 14, 1994).

4.2.1 Amendment to PictureTel Bylaws, dated August 11, 2000.

4.3 Form of Common Stock Certificate (incorporated by reference to Exhibit 4(b) to Registrant's Registration Statement on Form S-8, Registration Number 33-36315 effective August 10, 1990).

4.4 Shareholders' Rights Agreement between the Company and The First National Bank of Boston as Rights Agent, dated March 25, 1992 (incorporated by reference to Exhibit 1 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).

4.4.1 Form of Certificate of Designation with respect to Junior Preference Stock (incorporated by reference to Exhibit 2 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).

4.4.2 Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).

4.4.3 Summary of Purchase Rights (incorporated by reference to Exhibit 4 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).

4.4.4 Amendment dated January 13, 1995 to Shareholders' Rights Agreement (incorporated by reference to Exhibit 4.2.4 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

4.4.5 Amendment No. 2 to the Rights Agreement, dated as of July 24, 2000, (incorporated by reference to Exhibit No. 4 to Report on Form 8-K dated July 31, 2000).

5.1 Opinion of Ropes & Gray re: validity of shares.

12.1 Statement Regarding Computation of Ratios.

23.1 Consent of PricewaterhouseCoopers, LLP.

23.2 Consent of Ropes & Gray (included in the opinion filed as Exhibit 5).

24.1 Power of Attorney.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15 — Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Andover, The Commonwealth of Massachusetts, on this thirteenth day of September, 2000.

PICTURETEL CORPORATION

By: /s/   RALPH TAKALA

Ralph Takala
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Witness our hands on the date set forth below.

Signature	Title	Date
* Norman E. Gaut	Principal Executive Officer, Chief Executive Officer, Chairman of the Board, and Director	September 13, 2000
/s/ RALPH TAKALA Ralph Takala	Principal Financial Officer, Principal Accounting Officer, and Chief Financial Officer	September 13, 2000
* Carl S. Ledbetter	Director	September 13, 2000
* David B. Levi	Director	September 13, 2000
* Werner Schmucking	Director	September 13, 2000
* Enzo Torresi	Director	September 13, 2000

By: /s/   RALPH TAKALA

Ralph Takala
Attorney-in-Fact

EXHIBIT INDEX

Number	Title of Exhibit	Page
4.1	Third Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 1992).	
4.1.1	Certificate of Designation, Preferences and Other Rights of the Series A Preferred Stock of PictureTel Corporation, consisting of an Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 4, 1999).	
4.1.2	Form of Series A Preference Stock Certificate.	
4.1.3	Certificate of Decrease of the Series A Preference Stock, dated July 17, 2000.	
4.1.4	Certificate of Designation, Preferences and Other Rights of the Series B Preferred Stock of PictureTel Corporation, consisting of an Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 2 to Registrant's Current Report on Form 8-K filed on July 31, 2000).	
4.1.5	Form of Series B Preference Stock Certificate.	
4.2	Amended and Restated By-laws (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed September 14, 1994).	
4.2.1	Amendment to PictureTel Bylaws, dated August 11, 2000.	
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4(b) to Registrant's Registration Statement on Form S-8, Registration Number 33-36315 effective August 10, 1990).	
4.4	Shareholders' Rights Agreement between the Company and The First National Bank of Boston as Rights Agent, dated March 25, 1992 (incorporated by reference to Exhibit 1 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).	
4.4.1	Form of Certificate of Designation with respect to Junior Preference Stock (incorporated by reference to Exhibit 2 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).	
4.4.2	Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).	
4.4.3	Summary of Purchase Rights (incorporated by reference to Exhibit 4 to the Registrant's Registration of Certain Classes of Securities on Form 8-A dated March 26, 1992).	
4.4.4	Amendment dated January 13, 1995 to Shareholders' Rights Agreement (incorporated by reference to Exhibit 4.2.4 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).	
4.4.5	Amendment No. 2 to the Rights Agreement, dated as of July 24, 2000, (incorporated by reference to Exhibit No. 4 to Report on Form 8-K dated July 31, 2000).	
5.1	Opinion of Ropes & Gray re: validity of shares.	
12.1	Statement Regarding Computation of Ratios.	
23.1	Consent of PricewaterhouseCoopers, LLP.	
23.2	Consent of Ropes & Gray (included in the opinion filed as Exhibit 5).	
24.1	Power of Attorney.	